Filed by United Community Financial Corp. pursuant to

Rule 425 under the Securities Act of 1933.

Subject Company: United Community Financial Corp.

Commission File No.: 000-24399

United Community Financial Corp. Ohio Legacy Acquisition Conference Call September 9, 2016 at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS Gary Small - President and CEO Jude Nohra - Chief Counsel

This filing is being made in respect of the proposed merger transaction involving United Community Financial Corp. (“UCFC”), The Home Savings and Loan Company of Youngstown, Ohio, Ohio Legacy, Inc. and Premier Bank & Trust. In connection with the proposed merger, UCFC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Ohio Legacy and a UCFC prospectus. Before making any voting or investment decision, investors are urged to read the proxy statement / prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.

The proxy statement/prospectus, as well as other filings containing information about UCFC will be available without charge, at the SEC’s Internet site: www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from UCFC’s website at http://www.ucfconline.com or at http://www.ohiolegacycorp.com.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially. See the information under the caption “Forward-Looking Statements” in the Current Report on Form 8-K filed by UCFC on September 9, 2016.

PRESENTATION

Operator

Good morning, everyone, and welcome to the Ohio Legacy Acquisition Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on your telephone key pad. To withdraw your question, please press star then two. Please note that this event is being recorded.

I would now like to turn the conference over to President and CEO, Gary Small. Please go ahead.

Gary Small

Thank you and thanks to all of you for joining us this morning. I’ll start off by saying with me I have Jude Nohra, our chief counsel, and Troy Adair, head of our Investor Relations team. Tim Esson, our CFO was not able to be with us this morning but I’ll handle financial questions as best I can and if there’s one that’s deep and we can’t answer it, we’ll make sure to get back with you all.

This morning, I’ll be covering the topics and material outlined in greater detail in our Investor Deck which was posted about 6 o’clock this morning and if you don’t have it, you can go through our website down through the normal channels to pull it up.

Per last evening’s announcement, I am very pleased to formally announce that the merger agreement was approved by both boards of Home Savings and Premier Bank & Trust organizations. Premier has successfully grown its organization over the last half dozen years under the leadership of CEO Rick Hall and COO Denise Penz. They’re a boutique bank that’s built a quality commercial book of business and a strong wealth-management clientele.

Premier’s $320 million in asset size with three locations in the Akron/Canton MSA with an additional location in St. Clairsville which is just across the river from Wheeling, West Virginia. The Premier markets are markets we’re very familiar with at Home Savings, and currently we have about $100 million in commercial and residential loans committed in the Akron/Canton market today. Note that in the combined markets of Premier, there’s over a million folks that would be new to us and our brand.

Strategically, the announcement is right in line with our stated objectives for growth in terms of market expansion, capabilities expansion, and attracting high quality teams to the Home Savings camp. The transaction accelerates our push to move from an S&L balance sheet, primarily focused on 1-4 residential to a more traditional commercial community bank focus with higher commercial banking and fee income elements.

As of the close of first quarter of next year, which is when we would expect this deal to be completed, our 1-4 residential loan portfolio will be just at 50% of our loan mix and that’s versus about 70% of our loan mix three years ago. So we’re making great progress toward that traditional bank balance sheet objective.

Premier has a very experienced wealth management team. The asset management and trust services combined with their private banking products and services will be levered across the Home Savings footprint as their strength there is very beneficial to us. The trust division manages over $200 million in assets and on a combined wealth basis, the group has over $300 (million) in assets under administration. So this certainly helps in furthering our objective and diversifying our profitable revenue streams, and we’ll have more good product and services to bring to our existing clientele.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

The transaction is a meaningful step toward efficient capital deployment, which has been another strategic objective over the last couple of years, and to that end, I’ll turn to a few numbers that you’ll find in the deck as well.

The transaction should be accretive in 2017. Excluding the impact of the merger expenses, we would expect 15% accretion which will fall in the $0.06 to $0.07 a share category. Tangible book value dilutions about 5.8% and we scored at 3.9 years of earn-back on a cross-over method. From my perspective, this is a particularly strong figure considering Home Savings already had a very strong standalone earnings trajectory and, obviously, the accretion comes on top of that very strong trajectory. Internal rate of return on the deal, 18% to 19%, in that range, and it leaves us still with plenty of capital and liquidity to stay active in the M&A market which we expect to do.

The particulars of the transaction, it’s about a 140% premium to tangible book. Probably the key figure, 8.6 times the deal value versus the 2017 earnings inclusive of the savings that come with the transaction. That’s the one that we focus on. There are no revenue synergies assumed in the financial models although we expect meaningful revenue synergies as Rick and his team now have a larger balance sheet to work with and his team comes from a regional, middle market space and they’re well-schooled in addressing larger credits and they’ll be able to exercise their bigger muscles as a result of this. We do expect to complete the merger and integration activity by the end of the first quarter of next year.

It’s worth noting that Home Savings anticipates emerging from the merger as a bank chartered organization versus our current S&L status. This was always on our Things to Do list and this transaction affords us an easy opportunity to get it done. Doing so better reflects our current operating style and the performance of the organization. We’ll have the same brand; we’ll be under a different charter.

We expect Lou Altman, who is currently the chairman of Ohio Legacy to join the United Community and Home Savings boards. Lou will be instrumental from a leadership and guidance perspective but also very helpful in having us take the best advantage of the opportunity created in the Canton and Akron market currently as a result of the merger of two significant players which is currently underway. Lots of opportunity in terms of clients, lots of opportunity in terms of talent. So, a perfect time for this transaction.

Upon completion, Home Savings will be a $2.5 billion organization that represents about a 60% growth over the last three years which is a mix of very strong organic growth and, obviously, the $300 million plus coming in from the Premier transaction. This is right in line with our overall trajectory and strategic objective to get ourselves positioned as a bank that is comfortably playing at $3 billion to $5 billion in assets via a combination of organic growth and well-timed and appropriately done acquisition activity.

In summary, I have to say that I just can’t imagine a better partner than Premier Bank and Trust and the team, Rick, Denise and the team that they’ve created. Premier delivers a great team and a great market, brings new asset management and trust capabilities to the table and the combined leadership team, between Home and Premier, that’s very familiar with one another and we’re all very clearly committed to excellent customer service and community engagement and that makes it a perfect fit for us.

So with that said, I’ll take any questions you might have and feel free to refer back to the deck as you might like to.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

QUESTIONS AND ANSWERS

Operator

We will now begin the question and answer session. To ask a question, you may press the star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time, we will pause for a moment to assemble our question roster.

Our first questioner today is Michael Perito with KBW. Please go ahead.

Michael Perito

Hi, good morning, guys.

Gary Small

Good morning, Mike.

Michael Perito

A few questions, maybe starting just on the capital front. I think the pro forma TC was in the 10.5 range for the transaction. Could you maybe update us on how you see the capital priorities? Going forward, assuming the closing of the Ohio Legacy transaction, any updates in terms of share repurchases, dividends and you did mention that you guys want to be active with acquisitions as well? So any comments there would be helpful.

Gary Small

Sure, Mike. I’ll take us back to our stated capital approach coming into this transaction. We said that we would pay what we considered to be a healthy dividend which currently we pay 30% of our earnings as our designated payout ratio. We have been in a buyback mode in each of the last three years and we’ve bought back 3% a year for each of those three years. That was something we said we would do.

We also said we would have a good deal of organic growth, which would eat into our capital ratios and that’s been true on the growth side. We’ve been growing at about 15% a year, 9% on earning assets and so forth but it really hasn’t had the impact that we might’ve expected early on because our earnings have been outpacing our growth. So we just keep adding capital to the pile. That’s a high quality problem to have, but versus what I thought three years ago, it’s not helped us as much as I would’ve thought as far as getting the capital ratio back in line.

And the fourth item that we asked investors to be a little bit patient with is we wanted to keep some capital because three years ago, we were trading at book value. Now we’re trading at 125% of book value and we can play much more effectively in the M&A space, which is why we wanted to keep a little bit of capital available. This deal is reflective of an opportunity and a pricing arrangement and a cash stock mix where we can meet the market test relative to pricing and so forth, and we’re going to use that capital to get you the 18%, 19% internal rate of return and get the shareholder a better return on their equity. So this is the perfect transaction relative to the deployment that we expected on an M&A front.

We do have plenty of cash liquidity and excess capital, obviously, at our disposal to do a transaction similar to this, or two transactions similar to this. We still have a lot of room between our optimum capital level and the capital that we carry today. I think you’ll continue to see the dividend payout ratio in the same spot that it is now, 30%. We’re evaluating on the stock buyback how much we’ll do and how much we’ll signal to the market that we expect to do and that’ll be in January.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

Certainly, we are demonstrating we have other uses for the capital but at the end of the day, we do have, I think, 1.7 million shares still capable of being repurchased and board authorized and so forth, so it’s a tool that we have to work with going forward, so no change there at this point. So I think, again, we don’t seem in the near term to be wanting to make the change to the current plan, we just look at this as step 4 of finding a good partner and using our capital effectively to get the deal done.

Michael Perito

Okay. And then maybe a financial question. If I look at Premier Bank and Trust net interest margin, it looks like it runs a tad lower than yours. Is there any movement or anything at all that you expect to happen? Any thoughts on how the combined banks margin will be? It looks like it might be a few basis points diluted but is there anything you’re going to move around to offset that? Or is that a fair way to think about it?

Gary Small

Well, I’ll give you two comments. One, with the purchase accounting that will be done on both sides of the balance sheet, their yield would go to about 3.30%. So it’d be right in the neighborhood of where we’re at. But beyond the purchase accounting contribution, because they’ve been growing so fast, they have to spend a reasonable amount of time each year getting their liquidity in place.

So at the beginning and the middle parts of any one year, their balance sheet will be a little expanded in that they will secure the liquidity and they’re waiting to deploy it into loans. In the meantime, it sits in securities and some lower earning assets. I think when we get together, you’ll see a more efficiently sized balance sheet. Out of that $320 (million), we may lose $15 million or $20 million of just total outstandings and then where the borrowing cost and the investment rate are not much different, and so you’ll see the math just work that 3.05% margin up to a normal 3.25% - 3.30% margin even without the impacts of the purchase accounting. So we really look at it as being cash-on-cash. It’s a pretty neutral impact to us going forward.

Michael Perito

Okay. Thanks. And then, one more for me. This deal seems like it checks a lot of boxes. You get the wealth management platform with the insurance now, it gives you some nice products to offer, and the commercial build out accelerates a little bit. The one area where it seems like it might not hurt but not help necessarily is on the funding side. It seems like the loan to deposit ratio of Premier bank was a tad high as well. Any thoughts surrounding initiatives you can do, maybe on their side to grow deposits or other stuff you guys are looking at to increase funding as the loan growth pipeline remains strong here.

Gary Small

Yes. I’ll give you two pieces on that, Mike. I think we’ve been consistent in that there are two types of partners that would be attractive to us. One would be just what Premier is, a high growth, good market, new team and if you had to wait, what you’ll love most about the franchise is its ability to continue to grow. So we weren’t looking for it as a funding contributor, if you will, or an organization like that. They’re usually fully levered up.

The other type of acquisition that can be attractive to us is one where you might have a 60% loan to deposit ratio in a less vibrant market where we will happily take a lower cost of funds coming to us and a nice strong franchise with some cost savings and feel good about that. That’s not what this deal is, but those deals are still attractive to us.

As far as what we can do on the deposit side that Rick and the team haven’t done to date, with our

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

balance sheet, we’re very comfortable in the municipality space and consistent with what we’ve done at home, whereas at the beginning of ’15, if you go to 01/01 of 2015, I think we had $4 million in public funds. As of the close of last month, I think we have $140 million in public funds. We look at this as a core portfolio that fluctuates by relationship but it’s our intent to build that public funds book to be north of $200 million in the near term. And in Rick’s market, that’s not a space that they’ve been able to bring anything to the table in, although there are all sorts of opportunity down there to do so. So the first thing we’ll do is make a strong run at public funds to help round out our funding.

In a macro sense, we have plenty of liquidities, CDARS programs and things that we haven’t drawn on yet, so at the Home Savings combined front, we have plenty of liquidity available to us to get us through the next 24 months before we have to be too thoughtful about do we have to pare our growth off in any manner. And in that 24-month period, I would suspect that we will see more coming for the overall organization on the deposit front.

Michael Perito

Okay. Is that $200 million goal, is that something that was just legacy, United Community and now with Premier Bank, you’d hoped it’d be a little higher or if you can expand in those newer markets or is that a combined target?

Gary Small

When we looked at our three-year projections, we saw we had a municipal goal in there that we’ll be resetting this year because we’re getting, I think our original goal was around $150 million in our existing Home Savings markets and we’re going to blow right through that. So we’ll be elevating all the goals both for Home Savings and now we’ll have a new incremental goal for the new markets that we’re playing in with Premier.

Michael Perito

All right. Perfect. Thanks, again.

Gary Small

Again, nothing to the extent that improves the P&L. There’s really nothing in the model. In the same way, we don’t put revenue enhancement in, we don’t have a funding enhancement in as well. This is about as plain vanilla, cost take out assumptions model as you can imagine.

Michael Perito

Understood. Thanks guys, appreciate it.

Gary Small

Thank you, Mike.

Operator

Again, if you would like to ask a question, please press star then one on your touchtone phone.

Our next questioner is Dennis LaRue with the Business Journal. Please go ahead.

Dennis LaRue

A couple of quick questions. Is Jim Tressel sill on the board of Ohio Legacy? I saw that he was on it and I don’t know if he still is.

Gary Small

Dennis, thanks for joining us this morning. Jim dropped off the Ohio Legacy board, pretty much coincident with when he left the Akron market to come over to Youngstown to take his role at Youngstown State.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

Dennis LaRue

Okay, thank you. And, how many shareholders, the number of shareholders that Ohio Legacy has?

Gary Small

I’m going to turn to my chief counsel, Jude Nohra, to take a swing at that.

Jude Nohra

We don’t actually have the specific number of shareholders that they have. They have approximately 25% of their shares are publicly held that we’re unaware of who those are. They’re with street holders.

Gary Small

Is it fair to say that 75% of the shares are held by a small group of individuals?

Jude Nohra

A small group. Yes.

Dennis LaRue

Okay, very good. And, I’m sorry, two more questions. When will the trust services, the wealth management that Premier has, be introduced physically and visibly into the Home Savings offices?

Gary Small

Well, I think you’ll see it most complete following what we would perceive to be the two banking operations merger in March of next year. In advance of that, Dennis, we’ll be bringing folks into the market and we can start those introductions and making sure our capabilities are understood in advance of that but generally, it’ll be after we close at the holding company level. Then that’s when we’ll bring folks in. It’ll take another couple of months beyond that before the banks are together. Until the end of Q1, I think, would be the most obvious.

Dennis LaRue

Okay, and I’m going to ask this question. How did the agreement come about? How long was it gestating, if you will?

Gary Small

Rick Hall and I have been associates for over ten years. So back in 2014, when I came into the organization, he and I began having friendly conversations at that point in time, maybe the summer of 2014 and then these things evolve and opportunities line up. We got a lot more energy behind it earlier this year. So I would say it was a natural progression for a transaction of this type.

Dennis LaRue

Okay, thank you very much.

Gary Small

Thank you.

Operator

Again, if you would like to ask a question, please press star then one on your touchtone phone.

Our next questioner is David Hall with Premier Bank. Please go ahead.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

John Falatok

Good morning. This is not David Hall. We’re all in his conference room. This is John Falatok, Gary, good morning.

Gary Small

Good morning, John. Good to hear from you.

John Falatok

Thank you. In any type of contemplated acquisition like this, you always put a listing of challenges together and try and assess those early on. Can you maybe talk about some of the challenges you may see in our two groups coming together?

Gary Small

John, that list is usually there and usually there’s a few items on it, versus all the good things that come with the transaction. I think the challenges here are fewer in that we have culturally such a nice fit between the organizations.

Obviously, I understand what you and the commercial team can do there because we have a past relationship as well, Rick and I, Frank Hierro, Rick and I. I think across our organization and up and down, there’s familiarity with one another, so that takes a lot of the cultural risk, I think, to a much lower level and our challenge will be on making sure that that expectation and that opportunity is realized because I really think that we have a leg up on our combination in that we all trust one another, are comfortable with one another, we know how we do business and we know our markets. So we bring a lot to the table day one. This sometimes has to evolve over a more mature year or two period. So, if you’ve got anything in particular that you think that hits you, feel free to send it to me.

John Falatok

Well, thank you. I don’t at this point and, frankly, your response was very good to hear. Thank you.

Operator

Our next questioner is Scott Beury from Boenning & Scattergood. Please go ahead.

Scott Beury

Good morning, guys.

Gary Small

Good morning, Scott.

Scott Beury

Just a couple of quick questions here. First, just had a housekeeping thing. Do you have any idea on what portion of the merger-related costs are going to be allocated to UCFC versus Ohio Legacy?

Gary Small

Scott, our models have us at $2.6 million after tax would be the impact on Home Savings. So if you turn that into accretion terms, if all of those were incurred in ’17 in the first quarter, probably our GAAP earnings would be 3% accretive versus the 15% accretion that’s there when you exclude those charges. That’s about the best way I could express it.

Scott Beury

I understand.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

Gary Small

And then our normal run rate is 15% on a go forward basis.

Scott Beury

Right, right. That’s helpful. And as a follow-up, I know you already touched on this, could you maybe expand a little bit on where you’re seeing the cost savings coming from? 44%, it’s not anything huge but it’s a substantial number and looking at the branch map, obviously, it doesn’t look like you’re going to be able to close a lot of branches or anything like in other deals that we see. So maybe if there are any thoughts there?

Gary Small

Well, I agree with your assessment that the percentage might seem a little high considering we don’t really have market overlap where oftentimes you’ll have branch closures and so forth. I guess I’d speak to the certainly of outcome on that. Rick and the team were building an organization that grew from the low 100s to 300 and you have to put a substantial support group and backroom in place to get that done.

Obviously, as we combine, those roles and so forth are some of the things that you’ll have the duplications. So I think part of it was it was a fast growing and robust organization that was doing all the right things to put the background in place to be successful. This is more of a reflection of how much it takes to come out of the ground and build a great business.

Then when you combine the businesses, it makes that opportunity on the cost side a little higher. It’s the specific cost saves and so forth, we have a good deal of clarity on where those will come from and it’s your normal mix of some of the roles that I just mentioned, professional services, all the IT and expense, it’s all there. But we’re very comfortable that we’ll be able to achieve those goals.

At the same time, the market runs adjacent to both our markets here in the valley and in the Cleveland market. So as folks find their role may be impacted by the deal, we do have operations activity in both the Cleveland and the Youngstown area that make it as plausible as anyone or as anyone else that might be in the marketplace that there could be opportunities elsewhere in the organization. And obviously, we’ll take full advantage of that.

Scott Beury

Right, no that’s very helpful. One more general question. Just looking at, obviously, the Akron/Canton branches and how they fit into your footprint obviously very well as a nice bolt-on but the other branch, down in Belmont County. I understand that, economically, it’s a different market and I was just wondering if you had any thoughts on that general area in terms of future expansion, what you maybe like or don’t about it and if there are any differences in terms of what’s really driving the economy in that area? I understand it’s a small portion of the deal but just curious there.

Jude Nohra

Sure, I’ll give you some background. I think our first connection with Belmont County was right through our trust and asset management capabilities. That backroom team and our leader of the business is from that area of Ohio and currently covers up into the Akron/Canton area and will cover the rest of our network as well.

We do have a great deal in the way of asset management coming out of that market. I think the MSA for the Wheeling area would say there’s $4 billion in assets to be managed in that marketplace. St. Clairsville is a robust community on the eastern Ohio side of the Ohio River there.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

So we do see good market potential there. We’ll evaluate brick and mortar opportunities and so forth, the same way there as we would elsewhere through our footprint. But we do not see any immediate change there relative to how we’re doing business today. It’s a good credit market as well, and it certainly has been rational for Rick and his team to continue to operate within that marketplace, beyond the asset management piece.

Scott Beury

Thank you. That’s a lot of good color. Lastly and then I’ll hop off, just generally speaking in terms of going through the process of coming into the agreement, I understand you have a past relationship. But do you have any thoughts on what you’re seeing in terms of the M&A market for banks of this size in your region? Just curious because your comments on capital, this is the thing I feel like we would expect to probably see, again in the next 18 months if the opportunity comes available, so I was just wondering if you had any takeaways just on how the process went.

Gary Small

I think my read on the market is this year is about the same as it was last year in that it hasn’t spiked up or there hasn’t been any fall off. Opportunities are out there. Ohio is blessed, I think more so than some of the states around us, PA and so forth, with still having a very strong number of community banks. I’ll just say community in the terms of $600 million and under in asset size, out in the marketplace providing a great value.

However, with all that goes on in the business in general, there come those points when it’s time to think about well how do we best serve the market going forward or perhaps what’s my leadership team look like going forward. Any number of items can get somebody into a position where they think it’s time to have a discussion and there are still plenty of folks that will be having to face that discussion for one or a number of reasons over the next five years. And I would’ve said the same thing ten years ago. I don’t think it’s any less true today.

Scott Beury

Right, right.

Gary Small

I would say that in one way or another, we’ve been in an acquisition discussion with quality targets that would be good for the organization and good on both sides for the last 18 months. So there’s no shortage of good, quality discussions to have with good firms throughout even just northeast Ohio.

Scott Beury

Right. On that note, there are a large quantity of banks similar to your size that are looking to expand their footprint, in the area as well as a number of larger institutions looking to build out there. So from a competitive standpoint, how did things line up relative to your expectations for something like this?

Gary Small

Well, I think everything that you said is true in that there are even some outsized, larger banks that might be interested in smaller banks to get a toe-hold in the marketplace. So size isn’t necessarily, or lack thereof, keeping larger banks from being interested. Now that our currency is getting up to a level that’s, we’re getting close to the range of being able to compete, it’s helpful at $125 (million), $130 (million) of tangible, it’s much better for us now than it was two years ago.

But on the bank size that we’re looking at and let’s say of Premier size and smaller, there’s still plenty of opportunity to affect a deal with a good portion of cash. And cash neutralizes everything relative to obviously stock multiples.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern

When you combine that with if it’s a good opportunity, and we run a pretty good cost-shop around here, so we might view that we have some critical skills in that regard, to give us a little edge over some. Again for the size of shops that we’re looking at, there seems to be plenty of ways to have a happy marriage between mix of stocks and cash and what you can do in the marketplace afterwards. So it hasn’t been a constraint at this point.

Scott Beury

All right, thank you. That’s very helpful and congratulations.

Gary Small

Thanks so much.

Operator

Once again, if you would like to ask a question, that is star then one on your touchtone phone.

CONCLUSION

Operator

There are no further questions at this time. So this will conclude our question and answer session. I would now like to turn the conference back over to Gary Small for any closing remarks.

Gary Small

Well, once again, I thank you all for your interest in joining us this morning, and I hope this is the first of any number of calls on this same topic that we’ll have over the near term. Thanks very much. Bye-bye.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

United Community Financial Corporation September 9, 2016 at 10:00 a.m. Eastern